                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)


                               LYNCH CORPORATION
- --------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                           COMMON STOCK, NO PAR VALUE
- --------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  551137 10 2
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                                 (CUSIP NUMBER)


                   BARBARA RITZENTHALER, 7A W. JACKSON AVE.,
                      NAPERVILLE, IL 60540; (708) 357-4222
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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)


                                    5/23/96
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(b)(3) OR (4), CHECK THE FOLLOWING BOX.

                                      [_]

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THE STATEMENT.

                                      [_]
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  CUSIP NO. 551137 10 2             SCHEDULE 13D          PAGE 2 OF 6 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BARBARA RITZENTHALER (SS #343 24 2513)

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                               [_]
 5

- ------------------------------------------------------------------------------

      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            101,348

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          ---
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             101,348

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          ---
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      101,348

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.29%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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  CUSIP NO. 551137 10 2             SCHEDULE 13D          PAGE 3 OF 6 PAGES
- -----------------------                                  ---------------------

     This Amendment No. 1 amends the Schedule 13D filed by Barbara Ritzenthaler on April 22, 1996 to report the sale in brokers' transactions of 15,900 shares of Common Stock, no par value, of Lynch Corporation, previously reported as being beneficially owned by her, and to report her appointment as administrator of the estate of Bruce Ritzenthaler.

ITEM 1.   SECURITY AND ISSUER.

     This Schedule 13D, as amended, relates to shares of Common Stock, no par value ("Lynch Common Stock"), of Lynch Corporation ("Lynch"). The principal executive offices of Lynch are located at 8 Sound Shore Drive, Suite 290, Greenwich, CT 06830

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  Name:  Barbara Ritzenthaler

(b)  Business Address:  7A West Jackson Avenue
                        Naperville, IL  60540

(c)  Present Principal Occupation:  Private Investor

(d)  Convictions:

     During the last five years, Barbara Ritzenthaler has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  Legal Proceedings:

     During the last five years, Barbara Ritzenthaler has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  Citizenship:  United States

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in Item 4 is incorporated herein by reference.

ITEM 4.   PURPOSE OF TRANSACTION.

     By order entered November 9, 1995 in the Circuit Court of the 18th Judicial Circuit, DuPage County, Illinois, Barbara Ritzenthaler, wife of Bruce Ritzenthaler, was appointed Guardian
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  CUSIP NO. 551137 10 2             SCHEDULE 13D          PAGE 4 OF 6 PAGES
- -----------------------                                  ---------------------

of Mr. Ritzenthaler with full authority to act in his place and stead in all financial and business matters. The appointment of Barbara Ritzenthaler as Guardian was reported in Amendment No. 4 dated November 9, 1995 to a Schedule 13D dated August 1, 1990 originally filed by Mr. Ritzenthaler (the "1990
Schedule 13D"). Bruce Ritzenthaler died intestate on April 4, 1996. Barbara Ritzenthaler was appointed administrator of his estate by order entered April 26, 1996 in the Circuit Court of the 18th Judicial Circuit, DuPage County, Illinois.

     Bruce Ritzenthaler purchased Lynch Common Stock and Convertible Debentures of the Company as previously reported on the 1990 Schedule 13D and subsequent amendments thereto. Depending on market conditions and other factors that Barbara Ritzenthaler deems material she may, on behalf of the Estate of Bruce Ritzenthaler or for herself, purchase additional shares of Lynch Common Stock in the open market or in private transactions or may dispose of all or a portion of such Lynch Common Stock that she or the Estate of Bruce Ritzenthaler now owns or hereafter may acquire.

     Except as set forth in this Item 4, Barbara Ritzenthaler has no present plans or proposals that relate to or that would result in any of the actions specified in the clauses set forth under Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number of shares of Lynch Common Stock which Barbara Ritzenthaler owns beneficially pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, is 101,348, constituting approximately 7.29% of the 1,390,549 shares of Lynch Common Stock reported by Lynch as being outstanding as of May 1, 1996.

(b) Barbara Ritzenthaler has sole power to vote or direct the vote and to dispose or to direct the disposition of all shares of Lynch Common Stock beneficially owned by her or the Estate of Bruce Ritzenthaler.

(c) Barbara Ritzenthaler has sold shares of Lynch Common Stock in brokers' transactions on the American Stock Exchange since April 22, 1996 as follows:

                    No. of   Price
Date                Shares    ($)
- ----------------------------------
May 3, 1996           200   76.500
                      200   76.000
May 6, 1996           200   76.500
                      100   76.500
May 7, 1996           200   76.000
                      200   75.500

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  CUSIP NO. 551137 10 2             SCHEDULE 13D          PAGE 5 OF 6 PAGES
- -----------------------                                  ---------------------


                    No. of   Price
Date                Shares    ($)
- ----------------------------------
                      200   74.500
                      100   76.000
                      100   76.000
                      100   75.500
                      100   75.500
May 8, 1996           200   73.750
                      100   73.000
                      100   72.500
May 9, 1996           200   72.500
                      100   71.500
                      100   70.500
May 10, 1996          200   72.000
                      100   72.500
                      100   71.500
May 13, 1996         1000   74.000
                      100   73.750
                      100   73.500
                      100   73.250
                      100   72.750
May 14, 1996          800   77.000
                      300   77.750
                      100   77.000
                      100   77.000
May 15, 1996          700   76.000
                      500   79.000
                      200   80.875
May 16, 1996         1500   83.500
                      500   83.750
                      500   78.000
                      500   77.500
                      300   82.500
                      200   84.250
                      200   83.625
                      100   79.500
                      100   79.000
                      100   78.500
                      100   78.000
May 17, 1996          200   84.250
                      200   83.750
                      200   83.250
                      100   84.500
                      100   84.000
                      100   83.500
                      100   83.250
                      100   83.125
                      100   83.125
May 20, 1996          100   83.500
                      100   83.250
May 22, 1996         1000   83.000
                      100   82.500

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  CUSIP NO. 551137 10 2             SCHEDULE 13D          PAGE 6 OF 6 PAGES
- -----------------------                                  ---------------------


                    No. of   Price
Date                Shares    ($)
- ----------------------------------
                      100   82.000
May 23, 1996         1800   86.500
May 29, 1996          200   85.250
                      100   86.000
                      100   85.500

     (d)  Not applicable.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                         Dated:  May 29, 1996


                         Barbara Ritzenthaler
                         --------------------
                         Barbara Ritzenthaler